SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on October 9th, 2019, drawn up in summary form

1.           Date, Time and Venue. On October 9th, 2019, starting at 8:30 a.m., at the Fairmont Hotel, The Queen Elizabeth, at 900 René-Lévesque Blvd W, QC H3B 4A5, Montreal, Canada.

2.           Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, copresidents, and Messrs. Roberto Moses Thompson Motta, Luis Felipe Pedreira Dutra Leite, Nelson José Jamel, Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa and Michel Dimitrios Doukeris, in substitution of Cecília Sicupira.

3.           Board. Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.

4.           Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

4.1.         Resignation of a Member of the Related Parties and Antitrust Conducts Committee. The Board of Directors acknowledged receipt of the resignation letter presented by Mr. Bolívar Moura Rocha, effective as of October 2nd, 2019, as a member of the Related Parties and Antitrust Conducts Committee, stating its praise and thanks for the relevant services rendered to the Company.

4.2.         Option Plan and Capital Increases. In accordance with the issuance flow of new shares to be delivered to the beneficiaries of the Company's stock option programs exercising their respective options, approved by the Board of Directors at a meeting held on March 25, 2019, verify the following capital increases detailed on Exhibit I, within the authorized capital limit, as provided for on article 6 of the Company's bylaws and pursuant to article 166, item III, of Law 6,404/76, and to determine the Company's Board of Executive Officers to promote the registration of the capital increases with the Board Trade, in compliance with the provisions of article 166, paragraph 1, of Law 6,404/76.

In view of the exercise of options between 09/14/2019 and 10/06/2019 (inclusive), as detailed on Exhibit I, it was issued 291,035 new common shares for the total issue price of R$ 2,972,697.79, with the capital stock increasing from R$ 57,863,786,419.51 to R$ 57,866,759,117.30. The capital stock is now divided into 15,733,575,289 registered common shares, with no par value.

The new issued shares shall participate under equal conditions with the other shares of all the benefits and advantages that may be declared as of the date hereof.

5.           Closure. With no further matters to be discussed, these Minutes hereof were drawn up and duly executed.

São Paulo, October 9th, 2019.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito
/s/ Roberto Moses Thompson Motta	/s/ Luis Felipe Pedreira Dutra Leite
/s/ Nelson José Jamel	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano
/s/ Marcos de Barros Lisboa	/s/ Michel Dimitrios Doukeris
/s/ Letícia Rudge Barbosa Kina Secretary

Exhibit I

* The Company's stock option programs 2010.3 and 2011.2 were granted by Companhia de Bebidas das Américas - AmBev and received by the Company under the “Migration Program”, approved by the Board of Directors on July 31, 2013, under the Plan Stock Option Plan, approved at the Extraordinary General Meeting held on July 30, 2013.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer